FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.   1      FRN Variable Rate Fix released on 17 March 2003
No.   2      FRN Variable Rate Fix released on 17 March 2003
No.   3      FRN Variable Rate Fix released on 18 March 2003
No.   4      FRN Variable Rate Fix released on 18 March 2003
No.   5      FRN Variable Rate Fix released on 18 March 2003
No.   6      FRN Variable Rate Fix released on 18 March 2003
No.   7      Holding(s) in Company released on 18 March 2003
No.   8      FRN Variable Rate Fix released on 19 March 2003
No.   9      FRN Variable Rate Fix released on 21 March 2003
No.  10      Employee Share Option Scheme released on 21 March 2003
No.  11      FRN Variable Rate Fix released on 21 March 2003

Document No.   1

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 17, 2003--

RE: NORTHERN ROCK PLC
    GBP 4,750,000 SERIES 175 EMTN
    DUE: MARCH 2004
    ISIN: XS0109323351

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 17MAR03 TO 17JUN03 HAS BEEN FIXED AT 3.64375 PCT PER ANNUM.

INTEREST PAYABLE VALUE 17JUN03 WILL AMOUNT TO: GBP 459.21 PER GBP 50,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 171 508 3857/3855 OR FAX 44 171 508 3881.

RATEFIX DESK CITIBANK
N.A. LONDON

Document No.   2

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 17, 2003--

RE: NORTHERN ROCK PLC
    GBP 7,760,000 SERIES 171 EMTN
    DUE DECEMBER 2004
    ISIN: XS0105695919

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 17MAR03 TO 17JUN03 HAS BEEN FIXED AT 3.67375 PCT PER ANNUM.

INTEREST PAYABLE VALUE 17JUN03 WILL AMOUNT TO: GBP 92.60 PER GBP 10,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.   3

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 18, 2003--

RE: NORTHERN ROCK PLC
    GBP 3,760,000 SERIES 191 EMTN
    DUE 13 JANUARY 2004
    ISIN: XS0120983597

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 17MAR03 TO 16JUN03 HAS BEEN FIXED AT 3.64375 PCT PER ANNUM.

INTEREST PAYABLE VALUE 16JUN03 WILL AMOUNT TO: GBP 90.84 PER GBP 10,000 DENOMINATION.

IF YOU HAVE ANY  QUERIES  PLEASE  CONTACT  THE RATE FIX DESK ON
TEL:  44 207 508 3857/3855 OR FAX: 44 207 508 3881.

RATEFIX DESK
CITIBANK N.A. LONDON

Document No.   4

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--March 19, 2003--


RE: NORTHERN ROCK PLC
    GBP 7,200,000 SERIES 225 EMTN
    DUE JUNE 2009
    ISIN:XS0149901190

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 18MAR03 TO 18JUN03 HAS BEEN FIXED AT 3.79578 PCT PER ANNUM

INTEREST PAYABLE VALUE 18JUN03 WILL AMOUNT TO: GBP 956.74 PER GBP
100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.   5

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--March 18, 2003--

RE:      NORTHERN ROCK PLC
         GBP 25,000,000 EMTN
         DUE JUNE 2005
         ISIN: XS0088163794

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17MAR03 TO 16JUN03 HAS BEEN FIXED AT 3.69375 PCT PER ANNUM.

INTEREST PAYABLE VALUE 16JUN03 WILL AMOUNT TO:
GBP 92.09 PER GBP 10,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL 44 207 508 3857/3855 OR FAX 44 207 508 3881.

RATEFIX DESK
CITIBANK N.A. LONDON

Document No.   6

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--March 18, 2003--

RE: NORTHERN ROCK PLC
    GBP 12,000,000 SERIES 138 EMTN
    DUE: SEPTEMBER 2003
    ISIN: XS0090810119

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17MAR03 TO 16JUN03 HAS BEEN FIXED AT 3.84375 PCT

INTEREST PAYABLE VALUE 16JUN03 WILL AMOUNT TO:
GBP 958.30 PER GBP 100,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3854/5/6 OR FAX: 44 20 7508 3881

Document No.   7

                                NORTHERN ROCK PLC

                               COMPANIES ACT 1985

The Company has been notified on 18 March 2003 that as at 14 March 2003 Morgan Stanley Securities Limited no longer has a notifiable interest in the ordinary 25p share capital of the Company.

Document No.   8

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--March 19, 2003--


RE: NORTHERN ROCK PLC
    GBP 7,200,000 SERIES 225 EMTN
    DUE JUNE 2009
    ISIN:XS0149901190

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 18MAR03 TO 18JUN03 HAS BEEN FIXED AT 3.79578 PCT PER ANNUM

INTEREST PAYABLE VALUE 18JUN03 WILL AMOUNT TO: GBP 956.74 PER GBP
100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.   9

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix -

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--March 21, 2003--


RE: NORTHERN ROCK PLC
    USD 6,038,000 SERIES 186 EMTN
    DUE SEPTEMBER 2004
    ISIN: XS0118133569

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
24MAR03 TO 23JUN03 HAS BEEN FIXED AT 1.35 PCT PER ANNUM.

Document No.   10

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME



Northern Rock plc (the Company) announces that on 21 March 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,000 Ordinary 25p Shares (Shares) in the Company at GBP6.785 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.


Following this transaction, the Northern Rock Employee Trust holds a total of 5,409,436 Shares representing 1.28% of the Company's issued share capital.

Document No.   11

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--March 21, 2003--

RE: NORTHERN ROCK PLC
    USD 5,000,000 SERIES 222 EMTN
    DUE: MARCH 2004
    ISIN: XS0145295357

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
25MAR03 TO 25JUN03 HAS BEEN FIXED AT 1.34 PCT PER ANNUM

INTEREST PAYABLE VALUE 25JUN03 WILL AMOUNT TO:
USD 34.24 PER USD 10,000 DENOMINATION

TEL: 44 207 508 3855/3857 OR FAX: 44 207 508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date: 24 March 2003             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary